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                                                                EXHIBIT 99.21

                              DRAFT PRESS RELEASE


CONTACT:   Robert E. Grice, Jr.               Eileen Morcos
           Chief Financial Officer            Financial Relations Board
           (714) 579-0412                     (310) 442-0599



FOR IMMEDIATE RELEASE


                  HART-SCOTT-RODINO WAITING PERIOD TERMINATED

     Brea, California, May 7, 1998 - Simulation Sciences Inc. (Nasdaq: SMCI), a worldwide supplier of software and services to the process industries, announced today that it has received notice of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, applicable to the acquisition of shares of Common Stock of SIMSCI, including the associated preferred stock purchase rights (the "Shares"), by S Acquisition Corp. pursuant to its tender offer. Accordingly, the condition of the tender offer relating to the expiration of the applicable Hart-Scott-Rodino waiting period has been satisfied. Pursuant to a merger agreement among SIMSCI, Siebe plc ("Siebe"), S Acquisition Corp. and S Sub Corp., S Acquisition has offered $10.00 in cash per share of all issued and outstanding stock of SIMSCI. The tender offer is scheduled to expire at 12:00 midnight New York City time on Monday, May 18, 1998, unless extended.

     Siebe is one of the United Kingdom's largest diversified engineering groups and incorporates over 200 companies worldwide, employing over 50,000 people. The group designs and manufactures temperature and appliance controls, electronic power controls, process automation and building control systems, and engineered industrial equipment.

     SIMSCI is a leading provider of application software and related services to the petroleum, petrochemical, and industrial chemical process industries as well as the engineering and construction firms that support those industries. SIMSCI's Windows-based graphical user interface and simulation software products are designed to increase profitability by reducing capital investment costs, improving yields, and enhancing management decision making. SIMSCI maintains offices in Belgium, Brazil, Egypt, Germany, Japan, Singapore, the United Kingdom, the United States, and Venezuela and provides support and service to more than 650 customers in over 65 countries. For more information about SIMSCI, visit the SIMSCI Website at http://www.simsci.com.